March 2012 Preliminary Terms No. 107 Registration Statement No. 333-178081 Dated March 2, 2012 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Market-Linked Notes Based on Quarterly Capped Performance due September 8, 2015
Based on the Value of the S&P 500® Index
The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the accompanying product supplement, index supplement and prospectus, as supplemented and modified by this document.  At maturity, we will pay per note the stated principal amount of $1,000 plus the indexed interest amount, which is based on the positive or negative performances of the underlying index during each quarter during the term of the notes, subject to the minimum payment at maturity.  The indexed interest amount is based on the sum of the quarterly percentage changes, each subject to the quarterly cap but without a quarterly floor on any downside performance.  The notes are for investors who are concerned about principal risk but seek an equity index based return, and who are willing to forgo both yield and upside due to the quarterly capped return calculation of the payment at maturity in exchange for the repayment of principal plus a minimum return at maturity.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley
Issue price:	$1,000 per note (see “Commissions and issue price” below)
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$
Pricing date:	March 5, 2012
Original issue date:	March 8, 2012 (3 business days after the pricing date)
Maturity date:	September 8, 2015
Interest:	None
Underlying index:	S&P 500® Index
Payment at maturity:
The payment due at maturity per $1,000 stated principal amount will equal:

$1,000 + the indexed interest amount, subject to the minimum payment at maturity.

Due to the effect of the quarterly cap, the maximum indexed interest amount is effectively $700, which is the quarterly cap times the stated principal amount times the number of quarters during the term of the notes.  As a result of the quarterly cap, the indexed interest amount will never be more than the maximum indexed interest amount.  However, you will receive the maximum indexed interest payment only if, in every single quarter, the quarterly percentage change is equal to the cap.

Quarterly percentage change:
For each quarter, the lesser of: (i) (final quarterly index value – initial quarterly index value) / initial quarterly index value and (ii) the quarterly cap
There is no lower limit on the value of any negative quarterly percentage change and, as a result, any gains can be partially or wholly offset by one or more negative quarterly percentage changes.

Initial quarterly index value:	For the first quarter, the index closing value on the pricing date and for each quarter thereafter, the final quarterly index value for the immediately preceding quarter.
Final quarterly index value:
For each quarter, the index closing value on the 2nd day of each March, June, September and December, beginning June 2012 through and including September 2, 2015 (the “final determination date” and each such date, a “determination date”), subject to postponement for non-index business days and certain market disruption events

Indexed interest amount:
The sum of each quarterly percentage changes times $1,000.  The indexed interest amount may be less than if the amount had been calculated using the point-to-point performance in the value of the underlying index from the pricing date to the final determination date.  See “Hypothetical Payout on the Notes.”

Minimum payment at maturity:	$1,035 per note (103.5% of the stated principal amount)
Maximum payment at maturity:	Due to the effect of the quarterly cap, the effective maximum payment at maturity is $1,700, calculated as the sum of the stated principal amount and the maximum indexed interest amount
Quarterly cap:	5%
CUSIP/ISIN:	617482H31/US617482H312
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per note	$1,000	$	$
Total	$	$	$
(1)
Selected dealers and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $     for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a sales commission of $     per note.  See “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information About the Notes” at the end of this document.

Product Supplement for Equity-Linked Notes dated November 21, 2011
Index Supplement dated November 21, 2011                      Prospectus dated November 21, 2011

Market-Linked Notes Based on Quarterly Capped Performance due September 8, 2015
Based on the Value of the S&P 500® Index

Investment Summary

Market-Linked Notes

The Market-Linked Notes Based on Quarterly Capped Performance due September 8, 2015 Based on the Value of the S&P 500® Index (the “notes”) offer the opportunity to receive a return equal to the sum of the quarterly percentage changes of the underlying index over the term of the notes, subject to a cap of 5% each quarter multiplied by $1,000, which we refer to as the “indexed interest amount”, and subject to the minimum payment at maturity.  Each quarterly percentage change is subject to the quarterly cap and, as a result, the payment at maturity will be no more than the stated principal amount plus the maximum indexed interest amount of $700.  However, you will receive the maximum indexed interest payment only if, in every single quarter, the quarterly percentage change is equal to the cap.  The notes provide investors:

¡	an opportunity to gain exposure to the S&P 500® Index

¡	the repayment of principal at maturity, plus a minimum return of 3.5%

¡
participation in any appreciation of the underlying index during each quarter during the term of the notes, subject to a quarterly cap, unless offset by declines in the underlying index in other quarters

¡	no exposure to any overall decline of the underlying index due to the minimum return at maturity

There is no lower limit on the value of any negative quarterly percentage change used to calculate the indexed interest amount.  However, positive quarterly percentage changes will be subject to the quarterly cap.  As a result, one, or a limited number of, negative quarterly percentage changes could eliminate all positive quarterly percentage changes, in which case, you will receive only the minimum payment at maturity.  Additionally, the indexed interest amount may be less than if the amount had been calculated using the point-to-point performance in the value of the underlying index from the pricing date to the final determination date.  See “Risk Factors—Because the payment at maturity is based on the sum of the capped quarterly percentage changes, your return on your investment may be less than if the amount had been calculated using the point-to-point performance in the value of the underlying index from the pricing date to the final determination date.”

At maturity, if the indexed interest amount is less than $35, you will receive the minimum payment at maturity of $1,035 per note, representing a 3.5% return on your investment.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.

Maturity:	3 and a half years
Interest:	None

Key Investment Rationale

Market-Linked Notes offer investors exposure to the performance of equities or equity indices and provide for the repayment of principal at maturity.  They are for investors who are concerned about principal risk but seek an equity-based return, and who are willing to forgo yield in exchange for the repayment of principal plus the indexed interest amount, which is based on the performance of the underlying index during each quarter during the term of the notes, subject to a quarterly cap, and subject to the minimum payment at maturity.

Repayment of Principal	The notes offer investors capped upside exposure to the quarterly performance of the underlying index, while providing for the repayment of principal in full at maturity.
Minimum Payment at Maturity	At maturity, the notes will pay no less than $1,035 (103.5% of the stated principal amount)
Best Case Scenario
The quarterly percentage change for each quarter during the term of the notes is equal to or greater than the quarterly cap such that the notes pay the maximum payment at maturity of $1,700.  However, you will receive the maximum indexed interest payment only if, in every single quarter, the quarterly percentage change is equal to the cap.

Downside Scenario	The indexed interest amount is less than $35 and, at maturity, the notes pay the minimum payment at maturity of $1,035

March 2012	Page 2

Market-Linked Notes Based on Quarterly Capped Performance due September 8, 2015
Based on the Value of the S&P 500® Index

Hypothetical Payout on the Notes

At maturity, for each $1,000 stated principal amount of notes that you hold, you will receive the stated principal amount of $1,000 plus the indexed interest amount, subject to the minimum payment at maturity.  The indexed interest amount is equal to the sum of the quarterly percent changes (which are each subject to the quarterly cap) times $1,000.  In no event will the payment at maturity be less than the minimum payment at maturity of $1,035 per note or greater than the maximum payment at maturity of $1,700 per note.

The examples below illustrate the payment at maturity for each note for a hypothetical range of quarterly percentage changes and do not cover the complete range of possible payouts at maturity.  The examples assume a hypothetical index closing value of 1,400 on the pricing date and reflect the quarterly cap of 5%, which results in a maximum indexed interest amount of $700, and the minimum payment at maturity of $1,035 per note.  Under the terms of the notes, if the indexed interest amount is less than $35, you will receive the minimum payment at maturity of $1,035 per note, or 103.5% of the stated principal amount.

Some numbers appearing in the examples below have been rounded for ease of analysis.

	Example 1				Example 2
Determination Date	Initial Quarterly Index Value	Final Quarterly Index Value	Quarterly Percentage Change	Quarterly Cap Applies?	Initial Quarterly Index Value	Final Quarterly Index Value	Quarterly Percentage Change	Quarterly Cap Applies?
#1	1,400	1,386	-1.0%	No	1,400	980	-30.0%	No
#2	1,386	1,358	-2.0%	No	980	882	-10.0%	No
#3	1,358	1,385	2.0%	No	882	970	5.0%	Yes
#4	1,385	1,427	3.0%	No	970	1,000	3.1%	No
#5	1,427	1,513	5.0%	Yes	1,000	1,200	5.0%	Yes
#6	1,513	1,595	5.0%	Yes	1,200	1,350	5.0%	Yes
#7	1,595	1,510	-5.3%	No	1,350	1,500	5.0%	Yes
#8	1,510	1,555	3.0%	No	1,500	1,650	5.0%	Yes
#9	1,555	1,586	2.0%	No	1,650	1,400	-15.2%	No
#10	1,586	1,634	3.0%	No	1,400	1,320	-5.7%	No
#11	1,634	1,618	-1.0%	No	1,320	1,500	5.0%	Yes
#12	1,618	1,634	1.0%	No	1,500	1,440	-4.0%	No
#13	1,634	1,750	5.0%	Yes	1,440	1,600	5.0%	Yes
#14	1,750	1,820	4.0%	No	1,600	1,820	5.0%	Yes
Sum of the Quarterly Percentage Changes			23.7%				-21.8%
Quarterly Cap			5%				5%
Indexed Interest Amount			$237				-$218
Minimum Payment at Maturity			$1,035				$1,035
Maximum Indexed Interest Amount			$700				$700
Payment at Maturity			$1,237				$1,035

In both Example 1 and Example 2, the value of the underlying index increases by 30% from the pricing date to the final determination date.  However, the payment at maturity of $1,237 in example 1 is greater than the payment at maturity of $1,035 in example 2, which illustrates the path dependency of these securities.  And both represent a smaller return than the percentage change in the value of the underlying index.

Even though the value of the underlying index appreciates by the same amount over the term of the notes in both examples, the payments at maturity are different because:

¡
the indexed interest amount and the payment at maturity depend on the quarterly percentage change for each quarter during the term of the notes (as determined on each determination date) rather than the appreciation of the underlying index over the term of the notes,

¡	the quarterly percentage change for each quarter is subject to the quarterly cap, and

March 2012	Page 3

Market-Linked Notes Based on Quarterly Capped Performance due September 8, 2015
Based on the Value of the S&P 500® Index

¡	negative quarterly percentage changes (which are not subject to the quarterly cap or any other cap) are used in determining the indexed interest amount.

Under the terms of these securities, if the final quarterly index value for a quarter is greater than the initial quarterly index value by more than the quarterly cap of 5%, the quarterly percentage change is capped at 5% for such quarter.  However, notwithstanding the quarterly cap of 5%, the final quarterly index value for any such quarter is the initial quarterly index value for the next quarter.

In Example 1, the sum of the stated principal amount and the indexed interest amount is greater than the minimum payment at maturity such that the investor receives a payment at maturity per $1,000 stated principal amount equal to $1,000 plus the indexed interest amount.  In three quarters the quarterly percentage change was capped, reducing the return on the securities to less than the percentage change in the value of the underlying index.

The return on the securities is also less than the percentage change in the value of the underlying index because each quarterly percentage change is based upon the final quarterly index value of the preceding quarter.  For example, from determination periods 8 to 10, the value of the underlying index increased from 1,510 to 1,634, which is an increase of 8.21%.  However, the total quarterly percentage change is only 3.0% + 2.0% + 3.0% = 8.0%.  In a bullish market, the formula for calculating the quarterly percentage change works to the investor’s disadvantage.

In Example 2, the sum of the stated principal amount and the indexed interest amount is less than the minimum payment at maturity such that the investor receives only the minimum payment at maturity.  In this example, notwithstanding the fact that the underlying index increases by 30% from the pricing date to the final determination date, the sum of the quarterly percentage changes is approximately -21.8% and the investor receives only the minimum payment at maturity of $1,035, representing a 3.5% return.  This demonstrates that the sum of the stated principal amount and the indexed interest amount may be negative or less than the minimum payment at maturity even if the value of the underlying index increases from the pricing date to the final determination date (including by more than 3.5%) for the same reasons as noted above.  This may be the case even if the underlying index increases by an amount equal to or greater than the quarterly cap for multiple quarters during the term of the notes.

March 2012	Page 4

Market-Linked Notes Based on Quarterly Capped Performance due September 8, 2015
Based on the Value of the S&P 500® Index

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks you should read the section entitled “Risk Factors” in the accompanying product supplement, index supplement and the accompanying prospectus.  You should also consult with your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

¡
The notes do not pay interest and may not pay more than the minimum payment at maturity.  If the indexed interest amount is less than $35, you will receive only the minimum payment at maturity of $1,035 for each note you hold at maturity.  As the notes do not pay any interest, if the underlying index does not appreciate sufficiently over the term of the notes as measured on each quarterly determination date, the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  The notes have been designed for investors who are willing to forgo market floating interest rates and certain upside exposure to the underlying index in exchange for repayment of principal plus the indexed interest amount, which is based on the performance of the underlying index during each quarter during the term of the notes, subject to a quarterly cap, or the minimum payment at maturity.

¡
Each quarterly percentage change for each quarter during the term of the notes is subject to the quarterly cap and will not reflect any appreciation in the index value for that quarter above the quarterly cap.  In calculating the payment at maturity, each quarterly percentage change is subject to the quarterly cap of 5%.  As a result, the quarterly percentage change for any quarter during the term of the notes may not exceed 5% even though the underlying index may appreciate by more than 5% during some or all of the quarters during the term of the notes.

¡
There is no lower limit on the value of any negative quarterly percentage change used to calculate the indexed interest amount and one, or a limited number of, negative quarterly percentage changes could eliminate all positive quarterly percentage changes.  There is no lower limit on the value of any negative quarterly percentage change used to calculate the indexed interest amount.  However, positive quarterly percentage changes will be subject to the quarterly cap of 5%.  As a result, one, or a limited number of, negative quarterly percentage changes could eliminate all positive quarterly percentage changes, in which case, you will receive only the minimum payment at maturity.  This may be the case even if the value of the underlying index increases from the pricing date to the maturity date.  In addition, as a result of the quarterly cap, the indexed interest amount will never be more than the maximum indexed interest amount of $700.

¡
Because the payment at maturity is based on the sum of the capped quarterly percentage changes, your return on your investment may be less than if the amount had been calculated using the point-to-point performance in the value of the underlying index from the pricing date to the final determination date.  The quarterly percentage change is based on the final quarterly index value for the preceding quarter.  In a rising market, this value will be higher than the initial index value, which means the quarterly percentage change will be less than the percentage change in the value of the underlying index from its initial value.  For example, if the underlying index increased from 100 to 105 and then to 110.25, the quarterly percentage changes would be 5% + 5% = 10%, whereas the percentage change in the underlying index would be 10.25%.  Accordingly, the sum of the quarterly percentage changes will be less than the actual percentage change in the value of the underlying index.  Thus, your return on your investment will be less than if the amount had been calculated using the point-to-point performance in the value of the underlying index from the pricing date to the final determination date.

¡
Market price of the notes will be influenced by many unpredictable factors.  Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value of the underlying index at any time and, in particular, on each determination date during the term of the notes, the volatility (frequency and magnitude of changes in value) of the underlying index, dividend rate on the stocks underlying the index, interest and yield rates in the market, time remaining until the notes mature, geopolitical conditions and

March 2012	Page 5

Market-Linked Notes Based on Quarterly Capped Performance due September 8, 2015
Based on the Value of the S&P 500® Index

economic, financial, political, regulatory or judicial events that affect the underlying index or equities markets generally and which may affect each initial quarterly index value and each final quarterly index value of the underlying index and any actual or anticipated changes in our credit ratings or credit spreads.  The value of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.  See “S&P 500® Index Overview” on page 8.  You may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

¡
The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity and therefore you are subject to the credit risk of Morgan Stanley.  The notes are not guaranteed by any other entity.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

¡
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the cost of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

¡
Adjustments to the underlying index could adversely affect the value of the notes.  The publisher of the underlying index can add, delete or substitute the stocks underlying the index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the underlying index.  Any of these actions could adversely affect the value of the notes.  The publisher of the underlying index may also discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index.  MS & Co. could have an economic interest that is different than that of investors in the notes insofar as, for example, MS & Co. is permitted to consider indices that are calculated and published by MS & Co. or any of its affiliates.  If MS & Co. determines that there is no appropriate successor index on any determination date, the index closing value on such determination date will be an amount based on the stocks underlying the discontinued index at the time of such discontinuance, without rebalancing or substitution, computed by MS & Co, as calculation agent, in accordance with the formula for calculating the index closing value last in effect prior to discontinuance of the index.

¡
You have no shareholder rights.  As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the index.

¡
Investing in the notes is not equivalent to investing in the underlying index.  Investing in the notes is not equivalent to investing in the underlying index or its component stocks.  See “Hypothetical Payout on the Notes” above.

¡
The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market

March 2012	Page 6

Market-Linked Notes Based on Quarterly Capped Performance due September 8, 2015
Based on the Value of the S&P 500® Index

for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

¡
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  As calculation agent, MS & Co. will determine each initial quarterly index value, each final quarterly index value, each quarterly percentage change, the indexed interest amount, and will calculate the amount of cash you will receive at maturity.  Determinations made by MS & Co. in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the index closing value in the event of a discontinuance of the underlying index or a market disruption event, may adversely affect the payout to you at maturity.

¡
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes.  One or more of our subsidiaries expect to carry out hedging activities related to the notes (and to other instruments linked to the underlying index or its component stocks), including trading in the component stocks of the underlying index and in other instruments related to the underlying index.  Some of our subsidiaries also trade the component stocks of the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial quarterly index value and, therefore, could increase the value at which the underlying index must close on the first determination date before an investor receives a payment at maturity that exceeds the minimum payment at maturity.  Additionally, such hedging or trading activities during the term of the notes, including on any determination date, could adversely affect the closing value of the underlying index on such determination date and, accordingly, the amount of cash an investor will receive at maturity.

March 2012	Page 7

Market-Linked Notes Based on Quarterly Capped Performance due September 8, 2015
Based on the Value of the S&P 500® Index

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“S&P”), consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the S&P 500® Index, see the information set forth under “S&P 500® Index” in the accompanying index supplement.

Information as of market close on March 1, 2012:

Bloomberg Ticker Symbol:	SPX
Current Index Value:	1,374.09
52 Weeks Ago:	1,306.33
52 Week High (on 3/1/2012):	1,374.09
52 Week Low (on 10/3/2011):	1,099.23

The following graph sets forth the daily closing values of the underlying index for the period from January 1, 2007 through March 1, 2012.  The related table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the same period.  The closing value of the underlying index on March 1, 2012 was 1,374.09.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  The underlying index experiences periods of high volatility, and you should not take the historical values of the underlying index as an indication of its future performance.

S&P 500® Index Historical Performance Daily Closing Values January 1, 2007 to March 1, 2012

March 2012	Page 8

Market-Linked Notes Based on Quarterly Capped Performance due September 8, 2015
Based on the Value of the S&P 500® Index

S&P 500® Index	High	Low	Period End
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter	1,285.09	1,099.23	1,257.60
2012
First Quarter (through March 1, 2012)	1,374.09	1,277.06	1,374.09

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of S&P and have been licensed for use by Morgan Stanley.  For more information, see “S&P 500® Index —License Agreement between S&P and Morgan Stanley” in the accompanying index supplement.

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Market-Linked Notes Based on Quarterly Capped Performance due September 8, 2015
Based on the Value of the S&P 500® Index

Additional Information About the Notes
Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions:
Denominations:	$1,000 and integral multiples thereof
Interest:	None
Bull or bear notes:	Bull notes
Call right:	The notes are not callable prior to the maturity date.
Postponement of maturity date:
If the final determination date is postponed so that it falls less than two business days prior to the scheduled maturity date, the maturity date will be the second business day following the final determination date as postponed.

Equity-linked notes:
All references to “equity-linked notes” or related terms in the accompanying product supplement for equity-linked notes shall be deemed to refer to market-linked notes when read in conjunction with these preliminary terms.

Minimum ticketing size:	$1,000 / 1 note
Trustee:	The Bank of New York Mellon
Calculation Agent:	MS & Co.
Tax considerations:
In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying product supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on March 2, 2012, the “comparable yield” for the notes would be a rate of 3.8207% per annum, compounded semi-annually; however, the comparable yield will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a single projected amount equal to $1,141.7332 due at maturity. The comparable yield and the projected payment schedule for the notes will be updated in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying product supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through June 30, 2012	$11.8866	$11.8866
July 1, 2012 through December 31, 2012	$19.3306	$31.2172
January 1, 2013 through June 30, 2013	$19.6999	$50.9171
July 1, 2013 through December 31, 2013	$20.0762	$70.9933
January 1, 2014 through June 30, 2014	$20.4597	$91.4530
July 1, 2014 through December 31, 2014	$20.8506	$112.3036
January 1, 2015 through June 30, 2015	$21.2489	$133.5525
July 1, 2015 through the Maturity Date	$8.1807	$141.7332

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”
You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under

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the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations,” when read in combination with the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Alternate exchange calculation in the case of an event of default:
In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be determined by the calculation agent and shall be an amount in cash equal to the payment at maturity calculated as though the final quarterly index value for the first determination date scheduled to occur on or after such date of acceleration were the index closing value on the date of acceleration. Therefore, the quarterly percentage change for the then-current quarter would be equal to the index closing value on the date of acceleration divided by the initial quarterly index value at the beginning of such quarter, and the quarterly percentage change for each remaining quarter would be equal to 0%.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the acceleration amount and the aggregate cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of such acceleration.

Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the notes by taking positions in the stocks constituting the underlying index, in futures or options contracts on the underlying index or its component stocks, or in any other available securities or instruments that we may wish to use in connection with such hedging.  Such purchase activity could increase the value of the underlying index on the pricing date, and therefore, the value at which the underlying index must close on the first determination date before you would receive at maturity a payment that exceeds the minimum payment at maturity.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration”

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in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.
Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations:
Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest:
Selected dealers, which may include our affiliates, and their financial advisors will collectively receive from the agent a fixed sales commission of $     for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a sales commission of $     per note.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where you can find more information:
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the product supplement for Equity-Linked Notes and index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the product supplement for Equity-Linked Notes, the index supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange

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to send you the prospectus, the product supplement for Equity-Linked Notes and the index supplement if you so request by calling toll-free 800-584-6837.
You may access these documents on the SEC web site at.www.sec.gov as follows:

Product Supplement for Equity-Linked Notes dated November 21, 2011

Index Supplement dated November 21, 2011

Prospectus dated November 21, 2011

Terms used in this document are defined in the product supplement for Equity-Linked Notes, in the index supplement or in the prospectus.  As used in this document, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

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